direct dial: 248.723.0347	Timothy E. Kraepel	email: TKraepel@howardandhoward.com

June 27, 2007

David S. Lyon
Senior Financial Analyst
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Monarch Community Bancorp, Inc.
Preliminary Proxy Statement and Schedule 13E-3
File Nos. 0-49814 (Proxy), 5-78792 (Schedule 13E-3)
Filed April 23, 2007

Dear Mr. Lyon:

          Pursuant to the Securities Act of 1934, as amended, and the rules and regulations thereunder, on behalf of our client Monarch Community Bancorp, Inc., enclosed for filing is Monarch’s Amendment No. 1 (the “Amendment”) to its Preliminary Proxy Statement and Schedule 13E-3, both of which have been marked to show the changes from the previously submitted documents. For ease of reference, we have repeated each of your comments below and our response to each comment follows immediately thereafter. Where it is otherwise unclear, our response also includes a description of where the response to each of the staff’s comments may be found in the marked amendment.

David S. Lyon
Senior Financial Analyst
Securities and Exchange Commission
June 27, 2007

RESPONSE TO COMMENTS

Schedule 13E-3

1.

Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. We believe that members of your senior management are affiliates engaged in the going private transaction and should be added as filing persons to the Schedule 13E-3. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, please provide us your detailed legal analysis addressing why you believe these persons are not filing persons.

In response to your comment we have added Donald L. Denney, William C. Kurtz, and Andrew J. Van Doren as filing persons to the Schedule 13E-3.

2.

Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981) and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

In response to your comment we have included statement as to why each person believes the Rule 13E-3 transaction to be procedurally and substantively fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching that conclusion (see pages 34 and 35). In addition, we have appended the proxy statement to include for each filing person the reasons for the transaction and the fact that such persons did not consider alternatives other than those set forth in the discussion set forth in “Background of the Merger Proposal” (see pages 33 and 34). Finally, each new filer has signed the Schedule 13E-3.

Preliminary Proxy Statement

General

3.	Please fill in the blanks in your proxy statement.

David S. Lyon
Senior Financial Analyst
Securities and Exchange Commission
June 27, 2007

Per our telephone conference with Mr. Duchovny and Mr. Lyon on May 31, 2007, we have confirmed that the blanks will be filled in as the record date, meeting date and holdings based upon those dates have been established.

4.	Where appropriate, please indicate that this is a 13e-3 transaction with a Schedule 13E-3 filed with the Commission. Note also for your related documents.

Throughout the proxy statement and related documents, we have included the fact that this is a 13E-3 transaction with the Schedule 13E-3 filed with the Commission (see e.g. letter to stockholders, pages 4, 6, 10).

5.	Please confirm to us, in a supplemental response, that the proxy statement will be sent or given at least 20 calendar days prior to the meeting date.

We confirm that the proxy statement will be sent or given at least 20 calendar days prior to the meeting date that is established.

Shareholder Letter

6.

Please revise to disclose the 270 shareholder limit. Also address this issue throughout the proxy statement where you discuss the material terms of the transaction. Similarly, disclose that employees are not going to be cashed out in connection with the merger.

The shareholder letter has been revised to indicate that employees are not going to be cashed out in connection with the merger. The shareholder letter does not describe the 270 shareholder limit as a result of the amendment and restatement of the agreement and plan of merger to exclude this provision.

Important Notices, page 5

7.	Please place the Summary Term Sheet first, before this section.

The summary term sheet has been placed before the above-referenced section (see page 6).

8.

The staff notes later disclosures that documents are incorporated by reference and contained in a Schedule 13E-3 filing (see the preamble to the Summary and the Q&A regarding the valuation report). Please reference those documents at this heading.

The above-referenced section has been revised to reference the documents that have been incorporated by reference at this heading (see bottom of page 9).

David S. Lyon
Senior Financial Analyst
Securities and Exchange Commission
June 27, 2007

Summary, page 7

9.	Revise to change the caption to “Summary Term Sheet.”

The caption has been changed to “Summary Term Sheet” (see page 6).

10.

At the eighth bullet you use the figure 7.2%. Please reconcile this figure with later, different information in the filing. For example, at the fourteenth bullet at this heading you use 9% and on page 15 you use 7.2%.

In the summary and throughout the document, language has been added to reconcile the figure 7.2% (now 6.9%) with the higher number based on beneficial ownership (as opposed to voting power) (see e.g. pages 6, 18, 33).

11.

Please break the tenth bullet into two, one for shareholders who want to remain shareholders and one for those who do not. Note also for the disclosure currently at the top of page 12. Where appropriate in the body of the text, please identify any brokers known to the company that hold 1,000 shares or more, as of a recent date.

The bullet point has been broken into 2 bullets, one for shareholders who want to remain and one for shareholders who do not. Similar modifications have been made within the body of the text, and brokers known to the Company hold 1,000 shares or more have been identified (see page 7).

12.

At the tenth bullet you say that shareholders may want to have their shares held in street name so they are not cashed out. You then suggest they become a record holder on Monarch’s shareholder list for notification reasons, “rather than” have their shares held in street name. Please clarify this situation. Avoid trade jargon and, where appropriate, specifically disclose the consequences of joint ownership. Note also for the text currently at the top of page12.

The bullet has been expanded significantly to clarify the above-referenced discussion. In addition, language has been added to disclose the consequences of joint versus individual ownership with a representative example. Corresponding revisions have been made to the text contained within the body of the document (see pages 7 and 11).

13.

Please add a bullet to discuss that although this transaction will result in deregistration, there is no process to prevent the number of holders from rising to above 300 in the future, which would require re-registration. Note also for the body of the proxy.

David S. Lyon
Senior Financial Analyst
Securities and Exchange Commission
June 27, 2007

A new bullet point has been added in response to the above comment. In addition, similar language has been added within the body of the proxy statement (see pages 8 and 36).

14.	Revise to add a “Dividend Rights” bullet and disclose the date the last dividend was declared, the amount and the total amount of dividends paid during the last 2 full fiscal years.

A new bullet point has been added disclosing the date of the last dividend, the amount, and the total amount of dividends paid during the last two fiscal years (see page 6).

Special Factors
Background of the Merger Proposal, Page 12

15.

Please relocate the second and third paragraphs on page 12 to a more appropriate location given that this section is entitled “Background of the Merger Proposal” and the referenced disclosure relates to procedural matters.

The above-referenced paragraphs have been moved forward as a new Q&A appearing immediately after the Summary Term Sheet section of the preliminary proxy statement (see page 11).

16.

Refer to the section captioned “Alternatives Considered.” Please explain why the board found it unlikely that many holders of small numbers of shares would tender securities into a potential issuer tender offer, as disclosed in the first bullet point. Similarly, explain why the board considered a forward stock split following a reverse stock split to be problematic.

The above-referenced section has been expanded in response to your comments (see page 15.)

17.

Revise this “Background” section generally to describe the events that took place before the board determined to proceed with this transaction. We note, for example, that your disclosure describes a board meeting in August 2005 and then a senior management meeting in September 2006. What happened in the interim? We also note that your event chronology skips from November 16, 2006 to February 15, 2007.

The Background section has been expanded significantly in response to the above comment (see page 16).

18.	In connection with senior management’s September 2006 meeting, please describe how, if

David S. Lyon
Senior Financial Analyst
Securities and Exchange Commission
June 27, 2007

at all, management reduced compensation expense, as disclosed in the last paragraph of page 13.

The above-referenced language has been expanded to include how management reduced compensation expense (see page 16).

19.	Please disclose when Donnelly Penman was retained and the services requested of the financial advisor.

Language has been added to the above-referenced section to disclose when Donnelly Penman was retained and the services requested of it (see page 17).

20.	Please clarify the second sentence of the second full paragraph of page 15.

The above-referenced sentence has been revised to clarify its meaning (see page 18, second sentence of third full paragraph).

21.

With regard to the procedural safeguards discussion in the second full paragraph on page 15, we note the consideration and rejection in the formation of an independent committee. In this regard, revise to disclose the functions that the independent committee might have served versus those that were served by the Board.

The above-referenced discussion has been revised to disclose the functions that the independent committee might have served versus those that were served by the Board (see page 18).

22.

Regarding your compliance with future Section 404 requirements, discussed at the top of page 13, please disclose whether the company is currently aware of any problems that it would have with these requirements.

Language has been added to disclose that the Company is not aware of any problems that it would have in complying with the future Section 404 requirements (see page 15).

23.

We remind you that each and every report, opinion, consultation, whether written or oral, received by the company or any affiliates from any third party materially related to this transaction constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3 pursuant to Item 1016(c) of Regulation M-A. This includes, for example, any written documentation furnished to the board in connection with an oral presentation, such as, board books, analyses, talking papers, drafts, summaries, outlines, and the like. Also, confirm to us that you have

David S. Lyon
Senior Financial Analyst
Securities and Exchange Commission
June 27, 2007

described in detail all oral presentations made to the board by Donnelly Penman concerning the methodologies it used.

We hereby confirm that the proxy statement describes in detail all oral presentations made to the board of directors by Donnelly Penman concerning the methodologies it used.

Structure of the Merger, page 16

24.

We note the description of section 1.6 of the merger agreement in the last paragraph of this section. Please provide a supplemental analysis of this provision. For example, tell us why you would not have the necessary information to avoid the need for this provision as of the record date. Would all transfers of shares, whether as a result of a market transaction or of a conversion of the form in which the shares are held, not be known as of the record date? If so, why would you be unable to determine then the number of record holders that would remain following the merger? In addition, please give us your detailed legal analysis of the ability of security holders to make an informed voting decision prior to knowing how the transaction may affect them. We note that if the board uses the mechanism described, then there will be security holders who will not know until after they have voted whether they will continue holding shares, what the tax consequences of the transaction will be to them, etc. Finally, if this agreement provision is used after the definitive proxy statement is delivered to security holders, please tell us how you intend to comply with Rule 14a-9 and whether you intend to deliver revised or supplemental proxy materials.

The merger agreement has been amended and restated to eliminate section 1.6.

Financial Fairness, page 18

25.

Noting the disclosure on page 25 that all directors hold over 1,000 shares, and therefore, will not be cashed out, the Board may have considered themselves to have a conflict of interest in participating in the amount of consideration to be offered to those unaffiliated shareholders to be cashed out. Please state the Board’s consideration of same.

The above-referenced discussion has been expanded in response to the comment above (see page 22).

26.

Similarly, the Board may have considered their voting to be a conflict of interest when deciding whether to only consider the votes of unaffiliated holders. Please state the Board’s consideration of same.

David S. Lyon
Senior Financial Analyst
Securities and Exchange Commission
June 27, 2007

The above-referenced discussion has been expanded in response to the comment above (see page 22).

27.

We note your disclosure here and elsewhere in the proxy statement that the board of directors determined that the merger is fair to and in the best interests of the company and all security holders and that the board believed “the process by which the merger is to be approved is fair.” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. We note additionally that procedural fairness is a broader concept than how the merger agreement is to be approved.

The above-referenced section and throughout the document has been revised to articulate that the going private transaction, as opposed to the merger, is substantively and procedurally fair to unaffiliated security holders (see e.g. pages 8, 21, 34, 35).

28.	Please disclose the financial projections provided to Donnelly Penman, whether they were a separate document or provided as part of the Strategic Plan.

The financial projections which were a separate document are now included within the proxy statement (see pages 23 – 25).

29.

We note that in the “Trading Indication Analysis” you refer to the “previously described” Fair Value Premium. It appears, however, that the concept of Fair Value Premium is not previously described. Please revise.

The above-referenced discussion has been expanded to include a discussion of the concept of Fair Value Premium (see page 25).

30.	Please explain in the Net Book Value analysis the difference between net book value and tangible book value.

The above-referenced discussion has been expanded to include the difference between net book value versus tangible book value (see page 26).

31.

Please revise to disclose the data underlying the results described in connection with the analyses performed by Donnelly Penman and to show how that information resulted in the multiples/values disclosed, and explain how the results in each analysis support the fairness opinion given by Donnelly Penman. For example, disclose (i) the company’s projected results that were used in conducting the Discounted Cash Flow Analysis, and (ii)

David S. Lyon
Senior Financial Analyst
Securities and Exchange Commission
June 27, 2007

the names and data for each comparable company that is the basis for the results disclosed on page 21 with respect to the Selected Comparable Companies analysis and the Monarch data to which Donnelly Penman applied those results to arrive at the implied per share equity values.

The above-referenced discussion has been expanded significantly to include the discounted cash flow, names and data for comparable companies and details concerning the alternative metrics used. The discussion also now includes how Donnelly Penman on the basis of such analysis arrived at its valuation of $13.50 (see pages 26 through 29).

32.	Please explain the Liquidation Value disclosure. What specifically about the company and its business led the financial advisor to believe a liquidation analysis was not relevant?

The liquidation value disclosure has been expanded to include a more detailed discussion of why Donnelly Penman concluded that the liquidation analysis was not relevant (see page 29).

33.

Please explain the line-item “Multiple of Diluted EPS” in the table at the top of page 22. How did the financial advisor calculate this figure? What is its significance as a measuring point and what is the significance of the results obtained in relation to the financial advisor’s opinion?

A footnote has been added to the financial analysis conclusion table to explain the line item Multiple of Diluted EPS, how Donnelly Penman calculated the figure, and its significance to the analysis (see page 30).

34.

We note that total book value and core deposit analysis, disclosed on page 22, do not seem to support either the board’s or the financial advisor’s conclusions. Please specifically describe the consideration Donnelly Penman gave to this matter and how the advisor was able to provide a fairness opinion in light of these results. Also, please expand the Recommendation of our Board of Directors, page 22, to disclose what consideration the Board gave to these results in making its determination as to fairness.

The above-referenced discussion has been expanded to describe the consideration Donnelly Penman gave to these analyses (see page 30). In addition, the section entitled “Recommendation of our Board of Directors” has been expanded to disclose the board’s consideration in reliance on the Donnelly Penman analysis of these metrics (see page 31).

35.	We note in the financial advisor’s opinion included as Appendix B that Donnelly Penman

David S. Lyon
Senior Financial Analyst
Securities and Exchange Commission
June 27, 2007

expressed its opinion as to the fairness, from a financial point of view, to the shareholders of the company, without limiting its opinion to unaffiliated security holders and without addressing the fairness to those security holders who will not be cashed out. In light of these facts, please address how any filing person relying on the Donnelly Penman opinion was able to reach the required fairness.

The discussion of the board’s consideration of Donnelly Penman’s opinion contained in the section entitled “Background of the Merger Proposal” has been expanded to include the fact that the board was informed by Donnelly Penman that the price to be paid to stockholders who received cash in the merger was fair to all shareholders including both affiliated and unaffiliated security holders and including security holders who will not be cashed out and security holders who will be cashed out in the merger (see top of page 18).

Recommendation of our Board of Directors, page 22

36.

We note that the second positive factor for all unaffiliated stockholders, of the bottom of page 22, discusses the board’s retention of independent legal counsel. We note that the law firm retained was already the company’s law firm at the time your general counsel contacted it to obtain advice relating to, among other items, a going private transaction (page 13). Explain in your disclosure how this firm served as independent legal counsel.

We have deleted the word independent preceding legal counsel and have replaced it with the word outside which we feel is the more appropriate adjective since the term “independent” has taken on new and specific meaning in the disclosure arena, (e.g. as in “independent accounting firm”) (see page 31). We have also expanded the disclosure.

37.	Disclose how the board considered the fairness of the going private transaction given that some security holders, your employees, would not be affected by it.

The above-referenced discussion has been expanded significantly in response to the above comment (see page 33).

Material U.S. Federal Income Tax Consequences of the Merger. page 29

38.	Please relocate this discussion to appear before the description of “Certain Terms of the Merger.”

The above-referenced discussion has been relocated to appear before the description of “Certain Terms of the Merger” (see page 37).

David S. Lyon
Senior Financial Analyst
Securities and Exchange Commission
June 27, 2007

39.

We note your statement that the summary of material federal income tax consequences only a general summary. Please delete this statement, as it implies that you are not responsible for the disclosure in your proxy statement.

In response to your comment, we have deleted the offending language (see page 39).

Selected Historical Financial Data, page 40

40.

It appears you have chosen to comply with Item 1010(c) of Regulation M-A but you have not included a page for the pro forma required by Item 1010(c)(1) with respect to the year ended December 31, 2006. Please revise. Also, please provide the book value information as of the date of the most recent balance sheet. See Item l 010(c)(5) of Regulation M-A.

The selected historical financial data section has been revised to include the proforma required by the above-referenced item as of December 31, 2006 and March 31, 2007. The book value information has been updated as of the most recent balance sheet date (see page 53 et. seq.).

Finally, on behalf of the filing persons, we hereby confirm that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact the undersigned.

Very truly yours,

HOWARD & HOWARD ATTORNEYS, P.C.

/s/ Timothy E. Kraepel

Timothy E. Kraepel

cc:	Donald L. Denney